Logistic Properties of the Americas
Plaza Tempo, Edificio B

Oficina B1, Piso 2

San Rafael de Escazú

San José, Costa Rica

VIA EDGAR

December 8, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Stacie Gorman
Pam Howell
Frank Knapp
Isaac Esquivel

Re:	Logistic Properties of the Americas Draft Registration Statement on Form F-4 Submitted October 19, 2023 CIK No. 0001997711

Ladies and Gentlemen:

On behalf of our client, Logistic Properties of the Americas (the “Company”) we are writing to submit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 15, 2023, regarding the Draft Registration Statement on Form F-4 submitted by the Company to the Commission on October 19, 2023. Concurrently with this response, the Company has filed a Registration Statement on Form F-4 pursuant to the Staff’s comments (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement.

Draft Registration Statement on Form F-4

Prospectus Cover Page, page i

1.	Please revise to clearly reflect the amount of shares to be issued in the merger transaction, as required by Item 501(b)(2) of Regulation S-K as referenced in Item 1 of Form F-4. Please also clearly disclose the exchange ratios to be used in the merger transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement. The Company respectfully advises the Staff that there are no exchange ratios used in the merger transaction.

U.S. Securities and Exchange Commission

Attention: Stacie Gorman, Pam Howell, Frank Knapp and Isaac Esquivel

December 8, 2023

2.	We note the disclosure that NYSE rules allow foreign private issuers to follow home country practices in lieu of certain of NYSE’s corporate governance rules. Please clarify whether you have elected to follow home country practices and if so, clarify in the summary, and elsewhere in the prospectus as appropriate, the specific home country practices you will elect to follow.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to follow home country practices in lieu of certain of NYSE’s corporate governance rules. The Company has revised the disclosure on pages 38 and 206 of the Registration Statement.

3.	Please provide the dealer prospectus delivery obligation information on the outside back cover page, as required by Item 502(b) of Regulation S-K, as referenced in Item 2 of Form F-4. Please also provide the information required by Item 2(1) of Form F-4 on the inside front cover page.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on the inside front cover page and outside back cover page of the Registration Statement.

Frequently Used Terms and Basis of Presentation, page 2

4.	We note your definition of SPAC cash. In clause (c), you refer to amounts receive pursuant to financing agreements. Please advise if you have entered into any financing agreements, and, if so, please provide more detailed disclosure regarding such agreements in the prospectus and file the agreement(s) as appropriate.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not entered into any financing agreements as of the date of this letter and will provide detailed disclosure regarding any such agreements and file the agreements once they have been executed by the relevant parties.

Share Calculations and Ownership Percentages, page 7

5.	We note the assumptions made in calculating ownership amounts and percentages. Please revise disclosure throughout the prospectus to provide percentages at varying levels of redemptions or advise why your assumption that no public shareholders redeem is appropriate to this transaction. Please also advise the reason for the assumption that “there are no transfers of Ordinary Shares by the Sponsor or the Original Sponsor prior to the Closing.” Please clarify whether there is anticipated to be a transfer of ordinary shares by the sponsor prior to closing and the reason(s) for such transfers. To the extent such transfers occur prior to effectiveness confirm such ownership information will be updated as required by Item 403 of Regulation S-K. Similarly explain the reason for the fifth assumption and clarify whether you anticipate issuing additional equity shares of PubCo prior to or in connection with the closing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 15, 30, 50, 57, 63 and 213 of the Registration Statement to provide percentages at varying levels of redemptions. The Company respectfully advises the Staff that the Company does not expect a transfer of ordinary shares by the Sponsor prior to Closing and thus deleted this assumption. The Company confirms that to the extent any such transfers occur prior to effectiveness, the ownership information in the Registration Statement will be updated as required by Item 403 of Regulation S-K. The Company respectfully advises the Staff that the fifth assumption sets forth the various equity securities of Pubco to be issued in connection with the Closing, including equity securities that may be issued in connection with the PIPE financing at the Closing.

U.S. Securities and Exchange Commission

Attention: Stacie Gorman, Pam Howell, Frank Knapp and Isaac Esquivel

December 8, 2023

Cautionary Note Regarding Forward-Looking Statements, page 9

6.	We note the statement that the proxy statement/prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Because this is the initial public offering of Logistic Properties, reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted. See Section 27A(b)(2)(D) of the Securities Act of 1933. Please delete any references to the Private Securities Litigation Reform Act or make it clear that the safe harbor does not apply to this offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Registration Statement to delete the reference to the Private Securities Litigation Reform Act of 1995.

Questions and Answers About the Business Combination

What interests do TWOA’s Initial Shareholders, Sponsor, directors and officers and advisors have in the Business Combination?, page 12

7.	We note your statement that the disclosure includes “these interests ... among other things.” Please revise to clearly disclose and quantify in the aggregate all interests in the business combination that the Sponsor, its affiliates, current insiders, and TWOA’s directors and officers have that may be different from, in addition to, or may conflict with the interests of TWOA’s stockholders which may incentivize them to complete the business combination. Please also include disclosure relating to the original sponsor, if that entity or its affiliates continue to hold shares. Lastly, please disclose whether any working capital loans are outstanding or there are any director and officer expenses as of the most recent practicable date. Please revise disclosure elsewhere in the prospectus, as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 13, 35, 36, 50, 51, 96 and 97 of the Registration Statement.

8.	Please highlight the risk that the sponsor will benefit from the completion of the business combination and may be incentivized to complete the acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 35, 50 and 96 of the Registration Statement.

U.S. Securities and Exchange Commission

Attention: Stacie Gorman, Pam Howell, Frank Knapp and Isaac Esquivel

December 8, 2023

What equity stake will current Public Shareholders, the Sponsor and the LLP Shareholders hold in Pubco...?, page 14

9.	We note that, if the maximum number of shareholders for the business combination to proceed redeem their shares, you will only have $5,000,001 left in the Trust. We also note that you need to have $25 million to go forward with the combination. We further note your disclosure on page 99 that you intend to obtain PIPE financing and that, as disclosed on page 101, you have had calls with potential PIPE investors. Please provide detailed disclosure regarding the current status of such negotiations and the anticipated timing and terms of such PIPE financing. Please also add risk factor disclosure as appropriate. Describe how the terms and price of securities issued in any private offering compare to the terms and price of the securities issued in your initial public offering and add risk factor disclosure as appropriate. Further, disclose if your sponsor, directors, officers or their affiliates will participate in the private placement. In addition, please clearly disclose any impact the PIPE financings may have relating to the anti-dilution provisions of the class B ordinary shares.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is currently in discussions with investors regarding a potential PIPE financing. No subscription agreements have been entered into with investors for a potential PIPE financing as of the date of this letter. In the event a PIPE financing is finalized, the Company will revise the Registration Statement to provide supplemental information, add appropriate risk factors and disclose any interest or participation of the Sponsor, directors, officers or their affiliates of TWOA and impact the PIPE financing may have relating to the anti-dilution provisions of the Class B ordinary shares.

What vote is required to approve each proposal at the Extraordinary General Meeting?, page 21

10.	We note that the Initial Shareholders and Current Insiders account for more than 51.3% of the issued and outstanding ordinary shares and have agreed to vote their shares in favor of each proposal. Please clearly disclose those proposals where the vote is assured in this section and throughout the prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 17, 21, 34, 50, 88 and 141 of the Registration Statement.

Parties to the Business Combination, page 24

11.	Please provide the complete mailing address (including the Zip Code), and telephone number (including the area code) of the principal executive offices of LLP, as required by Item 3(a) of Form F-4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 24. The Company acknowledges the Staff’s comment and respectfully advises the Staff that addresses in Panama City, the Republic of Panama do not have zip or postal codes.

U.S. Securities and Exchange Commission

Attention: Stacie Gorman, Pam Howell, Frank Knapp and Isaac Esquivel

December 8, 2023

12.	Please clearly disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Registration Statement.

Summary of the Proxy Statement/Prospectus, page 24

13.	Please revise the disclosure regarding redemptions to show the potential impact of redemptions on the per share value of the shares owned by the non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Registration Statement.

Organizational Structure, page 30

14.	Please revise the chart to clarify the percentages held by each group and provide footnote disclosure to identify the current insiders, the TWOA initial shareholders, and the other shareholders.

Response: In response to the Staff’s comment, the Company has revised the chart of the pre-Business Combination and post-Business Combination organizational structures of TWOA and the Company on pages 30 and 31 of the Registration Statement.

Risk Factors Summary, page 38

15.	Please add summary risk factors to address supply chain risks, inflation risks, the risk that you may change your investment strategy without shareholder approval, and, if true, that there is no limit on the amount of leverage you may incur. Further, please expand the 11th bullet point to disclose that you have, in the past, violated covenants associated with your loan agreements and anticipate future debt waivers, or restructuring for the Bancolombia loan, and the impact this could have on your ability to obtain loans in the future and the impact this could have on your business and investors. Please also expand your risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Risk Factors Summary section on page 39 of the Registration Statement to include inflation risks. The Company respectfully advises the Staff that supply chain risks were already included in bullets 16 and 20 of the Risk Factors Summary section on page 39 of the Registration Statement, and that since there are limits on the amount of leverage that it may incur, it has not added a summary risk factor as to no limit, as suggested. In addition, instead of expanding the 11th bullet point, the Company has revised the disclosure to include a new bullet point in the Risk Factors Summary section on page 38 of the Registration Statement to address the Staff’s comment regarding LLP’s violations of loan agreement covenants, and have expanded the risk factor disclosure regarding such violations in the Risk Factors section on page 72 of the Registration Statement. Finally, the Company acknowledges the Staff’s comment regarding shareholder approval requirements with respect to investment strategy and does not believe this risk applies to LLP; it appears to be addressing disclosure required of a REIT, which is not applicable to LLP. Please see also our response to Comment No. 32 regarding LLP’s real estate development business.

U.S. Securities and Exchange Commission

Attention: Stacie Gorman, Pam Howell, Frank Knapp and Isaac Esquivel

December 8, 2023

The LLP shareholders, whose interests may conflict with yours..., page 57

16.	We note that, based on your disclosure on page 27, as a condition to closing you must still have $5,000,001 in the trust account. However, the disclosure in this risk factor and the following one, assumes closing with all of the shareholders of TWOA having redeemed their shares. Please advise, or revise your disclosure to reflect the actual number of shares that will still be held by TWOA’s shareholders in order to go forward with the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Registration Statement.

An increase in competition could lead to lower occupancy..., page 70

17.	We note your disclosure in the last paragraph that a limited number of space would result in a higher likelihood of increased vacancy rates. Please explain the correlation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Registration Statement.

Increases in the price of energy, raw materials, equipment or wages could increase our operating costs, page 78

18.	We note the disclosure of recent rising costs. Please clarify the resulting impact to the company of these price increases. Please also identify actions planned or taken, if any, to mitigate inflationary pressures. Further, please revise the MD&A, in particular to discuss the impact inflation has had to date on your business and operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Registration Statement to clarify the resulting impact to LLP of these price increases. The Company respectfully advises the Staff that the Company has not revised the MD&A section because inflation has not had an impact on the operating results of LLP.

We are subject to fluctuations in interest rates, page 80

19.	Please revise to specifically disclose whether the increased interest rates have materially impacted your business or are expected to materially impact your business. To the extent material please also revise the MD&A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Registration Statement. Further, the Company has disclosed the impact of increased interest rates on LLP in the Results of Operations section and the material impact if the interest rates were to increase by 1% in the Interest Rate Risk section of the MD&A on pages 187, 191, 193 and 199 of the Registration Statement.

U.S. Securities and Exchange Commission

Attention: Stacie Gorman, Pam Howell, Frank Knapp and Isaac Esquivel

December 8, 2023

Extraordinary General Meeting of the Shareholders

Marshall & Stevens Opinion, page 86

20.	We note your disclosure that the fairness opinion “is provided only for informational purposes and is not for the benefit of or to be relied on by any person or entity other than the board of TWOA.” Further, we note similar disclosure in the third paragraph on page E-2 and the first paragraph on page E-4 of the fairness opinion. Please either revise this disclosure and the fairness opinion itself to remove these statements or provide the legal basis for the company’s and the advisor’s belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the board under state law, and the availability of this defense has no effect on the rights and responsibilities of either the advisor or the board under the federal securities laws.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Registration Statement.

Proposal 1: The Business Combination Proposal
Background of the Business Combination, page 97

21.	We note that you met with 15 parties and sent out indications of interests to three companies. Please disclose how you determined to proceed with LLP instead of the other entities. Please also clarify how Mr. Hennessey determined to reach out to Jaguar, majority owner of LLP, on April 5, 2023 and whether the parties knew each other before this initial discussion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 99 of the Registration Statement.

22.	Please clarify if HC PropTech Partners, its management or affiliates have been involved in SPAC transactions in the past, and, if so, please provide balanced disclosure related to prior outcomes of attempted or completed business combinations. Further, please clarify whether HC PropTech Partners has other SPACs in the process of searching for a target company, and whether they considered more than one active SPAC to be the potential acquirer and how the final decision was reached for TWOA to acquire LLP.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Registration Statement.

U.S. Securities and Exchange Commission

Attention: Stacie Gorman, Pam Howell, Frank Knapp and Isaac Esquivel

December 8, 2023

23.	Please revise the disclosure regarding the meetings held in April and May 2023, to address in more detail the activities that occurred and the matters covered in those meetings. Please disclose any discussions regarding proposed terms, any discussions relating to the assumptions underlying any target projections, any discussions about the need to obtain additional financing for the combined company, and a more detailed discussion of the communications with potential PIPE investors and the current status of any negotiations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 99 of the Registration Statement.

24.	Please identify all individuals participating in the noted meetings and negotiations regarding the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 99 of the Registration Statement.

25.	Please clarify whether you have entered into an agreement with Cohen and Cohen or any other investment bank regarding presenting you companies to acquire. Please clarify when those relationships commenced.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Registration Statement.

26.	Please amend your disclosure to briefly describe how you arrived at the amount of consideration being $286 million for the aggregate valuation for the LLP shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Registration Statement.

Certain Unaudited Projected Financial Information, page 104

27.	We note the disclosure on page 108 that Marshall & Stevens extended these projections through 2030. Please clearly disclose these additional projections and the assumptions underlying them.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the additional projections prepared by Marshall & Stevens are not LLP’s management projections, are not material to investors and therefore should not be required to be disclosed by LLP. As indicated in the disclosure on page 108 of the Registration Statement, Marshall & Stevens extended the 2024 projections to December 31, 2030 to steady state by reflecting a gradual decrease in revenue growth and margin improvements, in line with management’s estimate, but management did not participate in the preparation of these extended projections and does not assume any responsibility for the extension of the projections past 2024.

U.S. Securities and Exchange Commission

Attention: Stacie Gorman, Pam Howell, Frank Knapp and Isaac Esquivel

December 8, 2023

Opinion of Marshall & Stevens
Fees Paid to Marshall and Stevens, page 108

28.	Please quantify the fee that TWOA paid to Marshall and Stevens when it rendered its fairness opinion. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Registration Statement.

Guideline Public Company Analysis, page 110

29.	We note that the combined company intends to invest in industrial and logistics properties. However, some of the companies used for comparison purposes do not appear to have those real estate assets as their focus. For example, Howard Hughes Corporation focuses on commercial, residential and mixed-use properties in the United States. Please advise why the particular companies were chosen for comparison purposes given their focus on different asset classes from you.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Marshall & Stevens selected the guideline companies under the market approach based upon discussions with management and other industrial logistics type REITs and developers/operators in Central/South America and the U.S. Although the ideal guideline public company would be exactly the same in terms of size, profitability, life cycle, age, and types of properties they invest in, among other parameters, such narrow selection criteria would likely produce a limited number of guideline public companies. Marshall & Stevens believed that a limited set of guideline comparable companies would reduce the effectiveness of the guideline public company method. Therefore, Marshall & Stevens expanded its search criteria to include companies that are similar in nature and comparable to LLP (such as Howard Hughes Corporation) despite the fact that they may also invest in properties outside of the industrial and logistics sector.

Material U.S. Federal Income Tax Considerations, page 113

30.	We note the disclosure that it is the opinion of TWOA’s counsel, Ellenoff Grossman & Schole LLP, that the SPAC Merger, together with the transactions contemplated by the Business Combination Agreement, will qualify as an exchange described in Section 351(a) of the Code. However, we note that you have excluded PFIC rules from the opinion. It appears inappropriate to exclude from the scope of the opinion the PFIC rules. See Staff Legal Bulletin No. 19, footnote 44 and accompanying text. Please revise the opinion of counsel. If counsel is unable to opine on such tax consequences, the prospectus disclosure should state this fact clearly, provide the reason for counsel’s inability to opine on a material tax consequence, and discuss the possible alternatives and risks to investors of that tax consequences.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Registration Statement.

U.S. Securities and Exchange Commission

Attention: Stacie Gorman, Pam Howell, Frank Knapp and Isaac Esquivel

December 8, 2023

31.	We note the disclosure on page 115 that “TWOA believes that it will likely be considered a PFIC for its current taxable year which ends as a result of the Business Combination.” Please clarify how this interacts with the statement on page 118 that “Pubco is not expected to be a PFIC for its taxable year that includes the date of the Business Combination or in the foreseeable future” as related to the TWOA shareholders. We note the disclosure on page 117 that once a non-U.S. corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfies either of the qualification tests in subsequent years.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Registration Statement.

Information about LLP
Our Properties, page 157

32.	Please ensure that you provide all of the disclosure required by Items 13, 14, and 15 of Form S-11. For example only, please disclose your average effective rent per square foot taking into account tenant concessions and abatements. Additionally, please ensure that you disclose your lease expirations for the next ten years. Please see Item B.2. of General Instructions to Form F-4.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in accordance with Item B.2. of the General Instructions to Form F-4 and the General Instructions to Form S-11, we do not consider Items 13, 14 and 15 of Form S-11 to be applicable to the Company, as the Company is neither (i) a real estate investment trust, or REIT, as defined in Section 856 of the Internal Revenue Code, nor (ii) an issuer whose business is primarily that of acquiring and holding real estate or interest in real estate for investment or in other issuers whose business is primarily that of acquiring and holding real estate or interest in real estate for investment. Rather, the Company’s business is primarily that of acquiring, developing and operating real estate properties. However, most of the information requested by the Staff’s comment is already provided in the Company’s disclosure, with the missing items either being not applicable or not material to its operations in the countries in which it operates. In response to the Staff’s comment, the Company has revised the disclosure on page 166 of the Registration Statement to add the lease expirations for the next ten years.

Properties under Development, page 158

33.	We note that you rely on third parties to develop your properties. Please clarify whether you have fixed price or cost-plus contracts related to the properties. Please disclose the risks associated with cost-plus contracts. Further, for your properties, please disclose the anticipated costs to develop each property and the anticipated completion dates. Additionally, we note you have disclosed stabilization dates in 2023 for properties in Costa Rica and Peru. Given that the dates have passed, please update or advise why these properties have not been moved to the section above.

Response: The Company has revised the disclosure on page 161 of the Registration Statement to clarify that LLP has fixed price contracts related to the properties. The Company respectfully acknowledges the Staff’s comment regarding anticipated development costs and completion dates by property and advises the Staff that the GLA associated with properties under development was less than 10% of Operating GLA in the aggregate as of September 30, 2023 and is comprised of only one or two projects in each market. The disclosure is broken out by market, so the Company believes all material information has been disclosed. The Company has revised the table to disclose prospective stabilization dates for the properties under development as of September 30, 2023.

U.S. Securities and Exchange Commission

Attention: Stacie Gorman, Pam Howell, Frank Knapp and Isaac Esquivel

December 8, 2023

Land Reserves, page 159

34.	Please clarify if you have plans or have entered into any contracts to develop the land, and if applicable, please disclose the type of property and anticipated start date for construction.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not entered into any material contracts with respect to the development of the land. LLP is working on licensing and permitting with respect to the land, but has not entered into any material contracts or agreements.

Information about LLP
Our Growth Strategy, page 160

35.	We note LLP has identified a large pipeline of potential acquisitions and joint venture partners that are in various stages of review. Please clarify if there are currently any probable acquisitions, and tell us your consideration of any financial statement requirements for these probable acquisitions, if any.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that while LLP has identified a large pipeline of potential acquisitions, there are currently no probable acquisitions as LLP is not a party to any agreements, binding or otherwise, with respect to any acquisitions or joint ventures, at this time.

Our Leases, page 162

36.	We note your disclosure that you have nine leases with rent past due over 90 days. Please disclose the total amount due under the leases and add risk factor disclosure as appropriate. Please also update such information, if material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 166 of the Registration Statement to state that the total amount due under the leases is less than $750,000 and similarly revised the risk factor disclosure on page 69 of the Registration Statement.

U.S. Securities and Exchange Commission

Attention: Stacie Gorman, Pam Howell, Frank Knapp and Isaac Esquivel

December 8, 2023

LLP Industry and Market Overview, page 166

37.	We note your disclosure regarding your anticipated market share in the areas in which you operate. Please provide support for this disclosure. Additionally, given the percentage of the market indicated, please provide support for your statement on page 159 that you believe you are the “only institutional platform operating industrial real estate assets” in your regions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 169 of the Registration Statement to provide support regarding the expected market share of LLP. The Company is separately providing the Staff with the information requested, noting it is derived from sources LLP believes are reputable, including local brokers such as Colliers, Cushman & Wakefield, CBRE, Logan Institutional Value, etc., as well as LLP’s management team in each region. Pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, the Company is providing this additional information to the Staff on a supplemental basis only (the “Supplemental Information”) and it is not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 418(b) and Rule 12b-4, we hereby request on behalf of the Company that the Supplemental Information be returned to the Company or destroyed promptly following completion of the Staff’s review of the Supplemental Information.

Further, the Company acknowledges the Staff’s comment with respect to its statement on page 159, and has revised the disclosure on pages 157, 162, 180 of the Registration Statement.

Liquidity and Capital Resources, page 190

38.	We note the disclosure that LLP was not in compliance with certain financial covenants associated with certain non-recourse project financing loans as of December 31, 2022. Please provide additional disclosure regarding this non-compliance, including the specific financial covenants where you were not in compliance, and whether these are the only defaults. Clarify whether such defaults triggered default provisions in any other debt agreements. Please file these agreements and any waivers or restructurings as exhibits or advise why you believe they are not material.

Response: The Company has revised the disclosure on page 194 of the Registration Statement to address the Staff’s comment regarding LLP’s non-compliance with certain financial covenants. Further, the Company respectfully advises the Staff that such defaults by LLP did not trigger default provisions in any other debt agreements, and the Company has revised the disclosure on page 190 of the Registration Statement. The agreements in place as of the date of this letter and the waivers have been filed as exhibits to the Registration Statement.

Debt Agreements, page 191

39.	For those debt agreements with a variable interest rate, please clearly disclose the actual interest rate as of a recent practicable date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 195 of the Registration Statement.

U.S. Securities and Exchange Commission

Attention: Stacie Gorman, Pam Howell, Frank Knapp and Isaac Esquivel

December 8, 2023

Certain Relationships and Related Transactions, page 203

40.	Please revise the disclosure of the Administrative Support Agreement to clearly disclose the total amount paid under the agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 208 of the Registration Statement.

Annex E, page E-1

41.	We note the disclosure in the second paragraph on page E-3 that you “assume no responsibility for, and express no view as to, such projections and/or financial forecasts or the assumptions on which they are based.” Please remove such statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Marshall & Stevens does not assume any responsibility for the projections provided by LLP’s management and discussed on pages 104 - 106 in the section “Certain Unaudited Projected Financial Information” of the Registration Statement. Marshall & Stevens’s assumptions regarding the extension periods were made with the knowledge of, and without objection by, TWOA and LLP.

Notes to the Consolidated Financial Statements (LatAm Logistic Properties, S.A.)
2. Significant Accounting Policies
b. Going Concern, page F-40

42.	You disclose that your non-compliance with certain financial covenants relating to certain loans as of December 31, 2022, constitutes an “event of default” and “thereby casting substantial doubt regarding the Group’s ability to continue as a going concern.” We also note, however, that the auditor report on page F-34 does not include an explanatory paragraph describing any uncertainty about your ability to continue as a going concern. Please revise your disclosure to clearly state whether or not management believed there was substantial doubt about the company’s ability to continue as going concern as of December 31, 2022. If substantial doubt did exist, then please include an auditor report that is revised to include an explanatory paragraph consistent with PCAOB AU 2415.12 and 2415.13 guidance.

Response: The Company has revised the disclosure on page F-40 of the Registration Statement to clarify that considering the planned mitigating activities, LLP believes that the non-compliance with certain financial covenants does not create material uncertainty as of December 31, 2022 that may cast significant doubt about LLP’s ability to continue as a going concern. Therefore, no explanatory paragraph was included in the auditor report.

U.S. Securities and Exchange Commission

Attention: Stacie Gorman, Pam Howell, Frank Knapp and Isaac Esquivel

December 8, 2023

Financial Statement Schedules

Schedule I – Parent Company Only Condensed Financial Information, page F-93

43.	Please revise to also disclose separately the amounts of restricted net assets for unconsolidated and consolidated subsidiaries as of December 31, 2022, as required by Regulation S-X Rule 4-08(e)(3)(ii).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-132 of the Registration Statement.

44.	Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to provide such schedule.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it was not necessary to present the schedules required by Rule 12-28 of Regulation S-X as (i) some of the information such as reconciliations of beginning and ending balances are provided in Note 12 to LLP’s audited consolidated financial statements on page F-69 of the Registration Statement and (ii) certain other information is not applicable given that LLP measures its investment properties at fair value in accordance with the fair value model under IAS 40. For example, disclosures required in columns F and I of the schedule are not applicable as the investment properties are not subject to depreciation. Additionally, LLP’s management believes that certain of the information on capitalized costs reported in columns C, D and E of the schedule is not required given that such information is not directly indicative of current carrying amounts or of the timing and amounts of future charges to earnings given that the investment properties are remeasured to fair value each period.

General

45.	We note that Citigroup was the underwriter for the initial public offering of two and that, on February 14, 2023, Citigroup executed a waiver agreement to forfeit any rights or claims to the deferred underwriting commissions. Please tell us, with a view to disclosure, whether you have received notice from Citigroup about it ceasing involvement in your transaction and how that may impact your deal.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that TWOA has received notice from Citigroup that it has ceased its involvement in TWOA’s initial business combination and TWOA does not believe this will impact the Business Combination. In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Registration Statement to clarify the foregoing.

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U.S. Securities and Exchange Commission

Attention: Stacie Gorman, Pam Howell, Frank Knapp and Isaac Esquivel

December 8, 2023

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact the undersigned by phone at (212) 626-4460 or via e-mail at michael.fitzgerald@bakermckenzie.com.

Sincerely,

/s/ Michael L. Fitzgerald
Michael L. Fitzgerald
Baker & McKenzie LLP

Cc:	Joshua N. Englard
Partner
Ellenoff Grossman & Schole LLP

Esteban Saldarriaga
Chief Executive Officer
LatAm Logistic Properties, S.A.